                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.     1     )*
                                             -----------



                            Workflow Management, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98137N10
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               February 13, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                  Page 1 of 5

CUSIP No .  98137N10
            --------

-------------------------------------------------------------------------------
   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

            Thomas B. D'Agostino, Sr.
-------------------------------------------------------------------------------

  2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
          ---------------------------------------------------------------------
      (b)
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------

  3.  SEC Use Only
                   ------------------------------------------------------------

-------------------------------------------------------------------------------
  4.  Citizenship or Place of Organization     U.S.A.
                                             ----------------------------------
-------------------------------------------------------------------------------

Number of          5.  Sole Voting Power        1,525,216
Shares Bene-                               ------------------------------------
ficially by      --------------------------------------------------------------
Owned by Each
Reporting          6.  Shared Voting Power              0
Person With:                                 ----------------------------------
                 --------------------------------------------------------------

                   7.  Sole Dispositive Power   1,525,216
                                             ----------------------------------
                 --------------------------------------------------------------

                   8.  Shared Dispositive Power         0
                                                -------------------------------
-------------------------------------------------------------------------------

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person    1,525,216
                                                                   ------------
 10.  Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                   N/A
                                         --------------------------------------

 11.  Percent of Class Represented by Amount in Row (9)        11.78%
-------------------------------------------------------------------------------

 12.  Type of Reporting Person (See Instructions)      IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Item 1


  (a)     Name of Issuer
          --------------

          Workflow Management, Inc.

  (b)     Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          241 Royal Palm Way
          Palm Beach, FL  33480

Item 2

  (a)     Name of Person Filing
          ---------------------

          Thomas B. D'Agostino, Sr.

  (b)     Address of Principal Business Office or, if None, Residence
          -----------------------------------------------------------

          241 Royal Palm Way
          Palm Beach, FL  33480


  (c)     Citizenship
          -----------

          United States

  (d)     Title of Class of Securities
          ----------------------------

          Common

  (e)     CUSIP No.
          ---------

          98137N10

Item 3 If this Statement Is Filed Pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: N/A

  (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [ ] Investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

  (f) [ ] Employee benefit plan or endowment fund in accordance with
          (S)240.13d-1(b)(1)(ii)(F);

  (g) [ ] Parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4  Ownership

  (a)     Amount Beneficially Owned:
          -------------------------

          1,525,216

  (b)     Percent of Class:
          ----------------

          11.78

  (c)     Number of shares as to which such person has:
          --------------------------------------------

          (i)   Sole power to vote or to direct the vote:

                1,525,216

          (ii)  Shared power to vote or to direct the vote:

                0

          (iii) Sole power to dispose or to direct the disposition of:

                1,525,216

          (iv)  Shared power to dispose or to direct the disposition of:

                0

Item 5  Ownership of Five Percent or Less of Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6    Ownership of More Than Five Percent on Behalf of Another Person

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8   Identification and Classification of Members of the Group

         N/A

Item 9   Notice of Dissolution of Group

         N/A

Item 10  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 14, 2000
                                         --------------------------------------
                                                            Date

                                          /s/ Thomas B. D'Agostino, Sr.
                                         --------------------------------------
                                                         Signature


                                         Thomas B. D'Agostino, Sr., Shareholder
                                         --------------------------------------
                                                        Name/Title



ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


#599150 v2

                                  Page 5 of 5